December 22, 2006

Mail Stop 4561

By Air Mail and Facsimile to 61 3 9273 6707

Mr. John McFarlane
Chief Executive Officer
Australia and New Zealand Banking Group Limited
100 Queen Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: Australia and New Zealand Banking Group Limited
Form 20-F for the Fiscal Year Ended September 30, 2005
Filed December 23, 2005
File No. 001-11760

Dear Mr. McFarlane:

        We have the following additional comments based on our telephone conversation on December 21, 2006. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended September 30, 2005

General

1.   We note your references in a telephone conversation with the staff on December 21, 2006, to contacts with Cuba and Sudan. In light of the fact that Cuba and Sudan have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliated entities, or other direct or indirect arrangements. Discuss financing and/or other services provided to, and other contacts with, the governments of Cuba and Sudan and entities controlled by those governments, as well as contacts with private parties in Cuba and Sudan.

2.   Discuss for us the materiality to you of your contacts with Cuba and Sudan, individually and in the aggregate with your Iranian contacts, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, the legislative and other action cited in comment 4 of our letter dated November 21, 2006. We note also that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. California, Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Sudan.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Cuba and Sudan, and any internal risk assessment undertaken in connection with business in those countries. In this regard we note the disclosure on page 25 of the 20-F regarding the USA Patriot Act and the anti-money laundering laws to which you are subject, and the discussion on page 110 of your Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jack Guggenheim at (202) 551-3523 or Cecilia Blye at (202) 551-3475 with questions on the above comments. You may also contact Amanda Roberts,

Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions regarding the review process.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant